SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM APPROVES GREEN POLYETHYLENE PROJECT

São Paulo, December 17, 2008 - Braskem (BOVESPA: BRKM3, BRKM5, BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading company in the thermoplastic resins industry in Latin America and third-largest resin producer in the Americas, announces that its Board of Directors has approved the Green Polyethylene Project. This project, for which investment of R$500 million was approved, will produce ethylene and polyethylene from sugarcane ethanol, with operational startup scheduled for 2011 at the Southern Petrochemical Complex in Rio Grande do Sul state.

Braskem has already concluded the conceptual and basic-design phase, and the detailing phase and start of construction will begin in early 2009. The company has already made firm reservations for the project’s critical equipment, such as the feed gas compressor and refrigeration compressor, which are high-technology equipment that must be ordered in advance to ensure the project timetable is met. To finance what will be the first commercial-scale operation in the world producing green polyethylene made from 100% renewable raw materials, Braskem plans to use 30% own funds and seek finance for the remaining 70%.

With demand identified at approximately 600,000 tons, mainly in the international market, the green polyethylene will command a premium of between 15% and 30% over the price of polyethylene made from nonrenewable raw materials. The project could be the first of other larger-scale projects that are currently being analyzed, and has return estimated at US$200 million in net present value.

Commenting on the project, Braskem CEO Bernardo Gradin said, “The approval of this project by the Board of Directors demonstrates Braskem’s confidence in the project’s potential for value creation and management’s concern with financial discipline, by investing selectively in projects that offer high return. A project like this offers excellent opportunities for the development of plastic products made from renewable raw materials, a field in which Brazil has natural competitive advantages and high potential demand.”

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America and the third-largest petrochemical producer in the Americas. The company operates 19 industrial plants across Brazil and has annual production capacity of 11 million tons of chemical and petrochemical products.

DISCLAIMER

This press release contains forward-looking statements. These forward-looking statements are not historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate", "wish", "expect", "foresee", "intend", "plan", "predict", "project", "aim" and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any responsibility for transactions or investment decisions based on the information contained in this document.

For more information, please go to our IR website at www.braskem.com.br/ir or contact the IR team:

Luiz Henrique Valverde	Luciana Ferreira
IR Officer	IR Manager
Tel: (55 11) 3576 9744	Tel: (55 11) 3576 9178
luiz.valverde@braskem.com.br	luciana.ferreira@braskem.com.br

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.